SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                        4 August, 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Director Shareholding announcement made on 15 July, 2003
             2.  Yell loan note redemption announcement made on 15 July, 2003
             3.  AGM Statement announcement made on 16 July, 2003
             4.  BT announces homeplan announcement made on 29 July, 2003

Enclosure 1


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

2) Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 62 shares at 199.25p per share.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

14 July 2003

14)     Date Company informed

14 July 2003

15)     Total holding following this notification

    1. 42,102 ordinary shares - personal holding;


    2. 148,012 ordinary shares under BT Incentive Share Plan - contingent award;

    3. 155,107 shares under BT Group Deferred Bonus Plan;

    4. 11,605 shares under BT Executive Share Plan - contingent award;

    5. Options over 4,555 shares under BT Group Employee Sharesave Scheme;

    6. 219 shares under the BT Employee Share Ownership Scheme;

    7. 1167 shares under BT Group Employee Share Investment Plan;

    8. Options over 1,457,124 shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has technical interests, as at 15 July 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

  - A technical interest, together with all employees of BT Group plc in 31,520,606 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

  - A technical interest, together with all Employees of BT Group plc, in 28,272 ordinary shares held in the name of Halifax Corporate Trustees Limited.

 24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 15 July 2003

End

Enclosure 2

BT Group plc                                   15 July 2003



Yell Loan Note Redemption

BT announces that it has today received full repayment of the Vendor Notes issued to BT by Yell Limited at the time of BT's sale of Yell in 2001. Including accrued interest, BT has received a cash payment of GBP109.5 million.

END

Enclosure 3
                                                                   July 16, 2003

                      BT REAPS REWARD FOR TOUGH DECISIONS

Sir Christopher Bland, BT chairman, today outlined how the company has transformed itself over the past two years.

Addressing shareholders at its annual general meeting in London, Sir Christopher explained how, by taking tough decisions early on, the company has reaped the benefits and had another good year.

He said: "We were one of the first incumbent telcos in Europe to recognise the need for a strong balance sheet, and to take decisive action to reduce debt through a rights issue and asset sales. This was underpinned by strong and continuing cash generation. These strengths have enabled us to enhance our dividend payout and reward our shareholders."

     He pointed out that just two years ago the company's debt had reached GBP28 billion; it had forgotten how to generate free cash flow; its strategy was unclear; and the morale of customers, employees and shareholders was low.

     He continued: "Since then a transformation has occurred. A new board and management team have built the foundations for a sustainable future. We have established, and started to execute, a new strategy. We have set stretching targets. We have reduced our debt substantially through improved operations and driving hard for cash.

"Last year, when I had the pleasure of welcoming you to BT Group's inaugural AGM, following the demerger of mmO2, that transformation was just beginning. Today, at our second AGM, its effects are there for all to see.

"We have transformed uncertainty into clarity; low morale into enthusiasm; loss into profit; a suspended dividend into a significant one."

Sir Christopher added that last year earnings per share grew by 61 per cent and that BT generated operating free cash flow of GBP1.7 billion, surpassing its 2004/05 target. BT cut its net debt to GBP9.6 billion, two years ahead of schedule.

He warned that while these numbers demonstrate that decisive action delivers results there remains a lot to do.

Sir Christopher said: "Looking at the share price of your company since its demerger in November 2001, we have outperformed the UK and European telecoms sector in a declining market. Our share price has suffered with the fall in the FTSE 100 even though our performance, in earnings per share, has moved strongly upwards

     "However, total shareholder return also includes the dividend - and here there has been positive news for shareholders.

"As we announced in May, we are proposing a final dividend of 4.25 pence for last year. This gives a full year dividend to our shareholders of 6.5 pence, more than 45 per cent of our earnings.

"Next year, and in subsequent years, we believe it will be possible to pay out a greater proportion of earnings, moving further towards the 50 per cent mark.

"This belief is based on the progress we have made to date; our confidence in our ability to generate cash; and our firm commitment to delivering a return to shareholders."

Sir Christopher emphasised that well-managed, motivated people are fundamental to the company's success. He highlighted the success of company's celebrations at Alton Towers three weeks ago where BT entertained around 19,000 BT employees with more than 30 years service.

In total, BT welcomed almost 47,000 people - employees, their families and friends

"I don't believe there is another UK private sector employer who could match that score." Sir Christopher said.

He concluded that BT had built solid foundations for a sustainable future and continues to be a market leader and an innovator with a powerful brand and significant opportunities for profitable growth.

"Above all, our results demonstrate that we are delivering what our customers want. And ultimately that is the strongest foundation for success.

"BT today feels to me like a new company - and we share a new optimism about the future," he said.

                           -------------------------

Inquiries about this news release should be made to the BT Group Newsroom on its
 24 hour number: 020 7356 5369. From outside the UK dial +44 20 7356 5369. All news releases can be accessed at our web site: www.btplc.com/mediacentre



   A full copy of Sir Christopher Bland's speech is available on www.bt.com/
                                 investorcentre





Forward-looking statements - caution advised

Certain statements in this news release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: expectations regarding customer growth, investment plans, strategy, and the benefits of new initiatives; the possible or assumed future results of operations of BT and/or its lines of business; expectations regarding product volume, revenue targets and/or growth, capital expenditure, network infrastructure and savings, customer satisfaction, free cash-flow, market share, cost reductions and cash savings, productivity improvements, and profitability.

Although BT Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in BT's operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; general financial market conditions affecting BT's performance; and the reintegration of Concert. BT Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.



END

Enclosure 4

                                                          July 29, 2003


                   BT KEEPS IT IN THE FAMILY WITH BT MOBILE HOME PLAN

                Free calls home and family savings lead new mobile offer

BT today announced full details of BT Mobile Home Plan, its new mobile service. It has specifically designed the new package around meeting the needs of the modern family by offering free calls home and cheaper packages for families who sign up together.

With BT Mobile Home Plan customers won't have to pay for any calls to their home phone number which are under two minutes long. According to BT research, people phone home on average five times a week and most of those calls are for two minutes or less, making the new feature a real benefit.

Customers will also get savings by signing up more than one family member at a time. BT Mobile Home Plan costs GBP15 a month line rental for the first mobile handset and drops to GBP10 a month for up to five additional handsets for any more family members in the household who sign up.

Customers will be able to buy bundled, fixed price packages of call minutes which can be shared by the whole family. Fixed rate call prices mean customers know exactly how much they're paying for their service. Calls to local and national landlines will cost 10 pence a minute all day, every day. Calls to other BT Mobile Home Plan mobiles will cost exactly the same.

The bill-paying parents in the household can also keep an eye on how the minutes are being spent through a usage alert service that tells them how much is being spent and by whom. A single bill will cover all the family's mobile use and mean a lot less paper and hassle all round.

BT Mobile Home Plan will be available at more than 1,000 High Street branches of The Carphone Warehouse, The Link and Phones 4U by the end of October or soon after. BT has selected T-Mobile as its partner for the BT Mobile Home Plan venture. BT will act as a mobile service provider.

Pierre Danon, chief executive of BT Retail, said: "We believe BT is the first company to recognise that customers are not just individuals, but parts of families. Family members who are likely to already have an existing relationship with BT can now also get all their mobiles from us on the same contract, taking the hassle out of managing different call charges and line rentals. This is a perfect solution for any modern family.

"It gives parents the peace of mind which comes from knowing your son or daughter can phone home any time for free, almost regardless of how much they have used the phone that month.

"Our aim is to provide simple, complete and cost effective services for all our customers whether they are at home, in the office or on the move. With our new consumer mobile service we're doing just that."

Brian McBride, managing director of T-Mobile UK, said: "To achieve continued success in the UK mobile market, you have to create new ways to increase revenues and to acquire and keep the right customers.

"I believe our new relationship with BT represents the best opportunities to achieve in these areas, as we combine a strong network with an outstanding consumer brand. This is a win-win situation."

Looking to the future, BT is also beginning trials of a revolutionary new mobile solution. Trialists will be able to use their mobile normally when they are out and about, but when in a 'bluetooth' site, calls will be routed over the fixed network rather than the GSM mobile network. So it means customers can benefit from cheaper and clearer calls. BT has worked with Ericsson to implement an initial trial, for which Sony Ericsson will supply trial handsets.

BT's roadmap for the eventual product is that it should be a truly converged communications device allowing users take advantage of Wi-Fi technology to surf the web or download files on the move.

                                     -ends-

For further information:

Emma Simpson/Sam Brickhill, Fishburn Hedges       tel: 020 7839 4321

Mike Jarvis, BT Retail press office               tel: 020 7356 6045

Jon Carter, BT Retail press office                tel: 020 7356 4523

or via the BT Newsroom on its 24-hour number:     tel: 020 7356 5369.

Notes to editors

BT Retail is one of the businesses that make up the BT Group. Others include BT Wholesale, BT Global Services, BT Openworld and Btexact. It is the UK's leading communications service provider and the prime channel to market for the other businesses in the Group. It has 21 million residential and business customers, a turnover of GBP13.3bn (in the last full financial year) and around 50,000 employees.



END


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date  4 August, 2003